Exhibit T3H.2

Post Composite Restructuring Organisational Structure Note: all percentages represent voting shareholdings; post - composite restructuring shareholdings assume pro - rata take - up of equity by the Secured Creditors and Unsecured Credtors * Depending on the result of elections under the scheme of arrangement of the Unsecured Creditors, it is likely that certain fu nds and accounts advised and/or managed by Highbridge Principal Strategies, LLC (an indirect subsidiary of J.P. Morgan Chase & Co.) will together through direct and indirect investments represent the largest shareholder of Topco TopCo MidCo FinCo Towergate Insurance Limited SUN Direct Investors (25%) New Senior Notes Super Senior Notes Highbridge* The subsidiaries of Towergate Insurance Limited listed on Exhibit T3H1 Senior Secured (19%) Sentry Holdings Limited (56%)